Exhibit 99.1

July 15, 2020

Dear Shareholder,

You are cordially invited to attend the 2020 Annual Meeting of Shareholders (the “Annual Meeting” or the “Meeting”) of Itamar Medical Ltd. (“we”, “Itamar Medical” or the “Company”), to be held on Wednesday, August 19, 2020, at 3:00 p.m. (Israel time).

The Meeting will be held at our executive offices at 9 Halamish Street, Caesarea 3088900, Israel. However, in light of the outbreak of the coronavirus (COVID-19) pandemic, the Company reserves the option to convert the Meeting from a physical meeting to a virtual meeting at a later date. In such event, the Company will issue a press release and/or furnish a Form 6-K or other document to the U.S. Securities and Exchange Commission and the Israeli Securities Authority prior to the date of the Meeting outlining the manner in which shareholders may attend the virtual meeting.

At the Annual Meeting, shareholders will vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders. Our Board of Directors recommends a vote FOR all of the proposals listed in the enclosed Notice.

We look forward to greeting personally those shareholders who are able to be present at the Meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Holders of our American Depositary Shares (“ADSs”) will receive voting instruction cards from The Bank of New York Mellon, the depositary of the ADSs, which will enable them to instruct The Bank of New York Mellon on how to vote the Company’s ordinary shares represented by their ADSs with regard to the proposals listed in the Notice of Annual Meeting of Shareholders. Accordingly, please sign and date the enclosed voting instruction card at your earliest convenience and mail it in the envelope provided.

Thank you for your cooperation and continued support.

Sincerely,

/s/ Dr. Giora Yaron
Dr. Giora Yaron
Chairman of the Board of Directors

ITAMAR MEDICAL LTD.

______________________________________________________

NOTICE OF 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS
_________________________________________________

TO BE HELD ON AUGUST 19, 2020

Notice is hereby given that the 2020 Annual General Meeting of Shareholders (the “Annual Meeting” or the “Meeting”) of Itamar Medical Ltd. (“we,” “Itamar Medical” or the “Company”) will be held on Wednesday, August 19, 2020, at 3:00 p.m. (Israel time).

The Meeting will be held at our executive offices at 9 Halamish Street, Caesarea 3088900, Israel. However, in light of the outbreak of the coronavirus (COVID-19) pandemic, the Company reserves the option to convert the Meeting from a physical meeting to a virtual meeting at a later date. In such event, the Company will issue a press release and/or furnish a Form 6-K or other document to the U.S. Securities and Exchange Commission (the “SEC”) and the Israeli Securities Authority (the “ISA”) prior to the date of the Meeting outlining the manner in which shareholders may attend the virtual meeting.

The Meeting will be held for the following purposes:

1.	To reelect Messrs. Giora Yaron, Ilan Biran, Jonathan Kolber, Sami Totah and Christopher M. Cleary as directors of the Company;

2.	To approve a modification of the terms of compensation of our non-employee directors;

3.	To approve a modification to the bonus plan of our President and Chief Executive Officer;

4.	To approve the reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditors, and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services; and

5.	To review and discuss our consolidated financial statements for the year ended December 31, 2019.

The foregoing proposals are described more fully in the enclosed proxy statement, which we urge you to read in its entirety.

Approval of Items 1 - 4 above will require the affirmative vote of a majority of the shares present, in person, by proxy or by electronic voting, and voting thereon; provided that with respect to Item 3, either (i) the shares voted in favor of such resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Israeli Companies Law, 1999, as amended (the “Israeli Companies Law” or the “Companies Law”)) or (ii) that the total number of shares voted by the disinterested shareholders described in clause (i) against such resolutions do not exceed two percent (2%) of the aggregate voting rights in the Company. As of the date hereof, the Company has no controlling shareholder within the meaning of the Companies Law. Item 5 will not involve a vote of the shareholders.

Shareholders of record at the close of business on July 20, 2020 are entitled to notice of and to vote at the Meeting. Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

If your shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange Ltd., you should deliver or mail (via registered mail) your completed proxy to the offices of the Company at 9 Halamish Street, Caesarea 3088900, Israel, Attention: General Counsel and Company Secretary, together with a proof of ownership (‘Ishur Baalut’), as of the record date, issued by your broker, at least 48 hours prior to the time of the Meeting. Alternatively, you may vote ordinary shares of the Company electronically via MAGNA, the electronic voting system of the ISA, up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from your broker.

Joint holders of shares should take note that all notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders of the Company, and any notice so given shall be sufficient notice to the holders of such share, and furthermore, pursuant to Article 37 of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Register of Shareholders of the Company.

In accordance with the Companies Law, (i) position statements with respect to any of the proposals at the Meeting must be delivered to Itamar Medical no later than ten days prior to the date of the Meeting and (ii) eligible shareholders, holding at least one percent of our outstanding ordinary shares, may present proper proposals for inclusion in the Meeting by submitting their proposals to us within seven days following the date hereof and, if we determine that a shareholder proposal is appropriate to be added to the agenda of the Meeting, we will publish a revised agenda in the manner set forth below.

We will furnish copies of the proxy statement and other documents to the SEC and the ISA on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov, the MAGNA distribution site of the ISA at www.magna.isa.gov.il, our website at www.itamar-medical.com, or by directing the request to our corporate secretary. If applicable, valid position statements and/or revised agenda will be published by way of issuing a press release and/or filing a Form 6-K with the SEC and the ISA.

/s/ Dr. Giora Yaron
Dr. Giora Yaron
Chairman of the Board of Directors

Date: July 15, 2020

ANNUAL GENERAL MEETING

ITAMAR MEDICAL LTD.

9 Halamish Street, Caesarea 3088900, Israel

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PROXY STATEMENT
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2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of record of ordinary shares or American Depositary Shares of Itamar Medical Ltd. (“we,” “Itamar Medical” or the “Company”) at the close of business on July 20, 2020, in connection with the solicitation by our Board of Directors of proxies for use at the 2020 Annual General Meeting of the Shareholders (the “Annual Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.

The Meeting will be held at our executive offices at 9 Halamish Street, Caesarea 3088900, Israel on Wednesday, August 19, 2020, at 3:00 p.m. (Israel time). However, in light of the outbreak of the coronavirus (COVID-19) pandemic, the Company reserves the option to convert the Meeting from a physical meeting to a virtual meeting at a later date. In such event, the Company will issue a press release and/or furnish a Form 6-K or other document to the U.S. Securities and Exchange Commission (the “SEC”) and the Israeli Securities Authority (the “ISA”) prior to the date of the Meeting outlining the manner in which shareholders may attend the virtual meeting.

INTRODUCTION

We are Itamar Medical Ltd., an Israeli company. We are a medical technology company focused on the development and commercialization of non-invasive medical devices and solutions to aid in the diagnosis of respiratory sleep disorders. We commercialize a digital healthcare platform to facilitate the continuum of care for effective sleep apnea management with a focus on the core sleep, cardiology and direct to consumer markets. We offer a Total Sleep Solution to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare system costs.

Unless indicated otherwise by the context, all references in this Proxy Statement to:

•	“ADSs” means our American Depositary Shares, each representing 30 ordinary shares;

•	“Annual Report” means our Annual Report on Form 20-F for the year ended December 31, 2019, which was filed with the SEC on April 3, 2020. Our Annual Report is available on the SEC’s website at www.sec.gov, the MAGNA distribution site of the ISA at www.magna.isa.gov.il, and our website at www.itamar-medical.com;

•	“Companies Law” means the Israeli Companies Law, 1999;

•	“dollars”, “U.S. dollars” or “$” mean United States dollars;

•	“Israeli CPI” means the Israeli consumer price index published by the Israeli Central Bureau of Statistics;

•	“Nasdaq” means the Nasdaq Stock Market LLC;

•	“NIS” means New Israeli Shekels, the official currency of the State of Israel;

•	“ordinary shares” means our ordinary shares, par value NIS 0.01 per share;

•	“TASE” means the Tel Aviv Stock Exchange Ltd.

On July 1, 2020, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.454 to $1.00. Unless derived from our financial statements or indicated otherwise by the context, statements in this Proxy Statement that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on the exchange rate, as quoted by the Bank of Israel, as of such date.

PURPOSE OF THE MEETING

It is proposed that at the Meeting, the following resolutions be adopted:

1.	To reelect Messrs. Giora Yaron, Ilan Biran, Jonathan Kolber, Sami Totah and Christopher M. Cleary as directors of the Company;

2.	To approve a modification of the terms of compensation of our non-employee directors;

3.	To approve a modification to the bonus plan of our President and Chief Executive Officer; and

4.	To approve the reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditors, and to authorize our Board of Directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services.

In addition, our consolidated financial statements for the year ended December 31, 2019 will be reviewed and considered at the Meeting.

RECOMMENDATION OF THE BOARD OF DIRECTORS

Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

SOLICITATION OF PROXIES

General

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. If a shareholder’s ordinary shares are held via the Company’s Israeli registrar for trading on the TASE, he or she should deliver or mail (via registered mail) his or her completed proxy (or voting instruction card) to the offices of the Company at 9 Halamish Street, Caesarea 3088900, Israel, Attention: General Counsel and Company Secretary together with a proof of ownership (‘Ishur Baalut’), as of the record date, issued by his or her broker, at least 48 hours prior to the time of the Meeting. Alternatively, such a shareholder may vote electronically via MAGNA, the electronic voting system of the ISA, up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from your broker.

Shareholders may revoke the authority granted by their execution of proxies before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, the ordinary shares represented by the proxy will be voted in favor of all the matters to be presented to the Meeting, as described above. If a shareholder on the form of proxy makes a specification, the ordinary shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions of a holder of ordinary shares will be treated as neither a vote “for” or “against” the matter, although they will be counted in determining if a quorum is present.

Under the terms of the Deposit Agreement among the Company and The Bank of New York Mellon, as Depositary, and the holders of the ADSs, the Depositary shall endeavor (insofar as is practicable and in accordance with the applicable law and the articles of association of the Company) to vote or cause to be voted the number of ordinary shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from any holder of ADSs with respect to any of the ordinary shares represented by the ADSs evidenced by such holder’s receipts on or before the date established by the Depositary for such purpose, the Depositary will not exercise any discretion in voting the ordinary shares, except that, if a holder of our ADSs does not provide the Depositary with voting instructions for an agenda item in the Meeting in a timely manner, we may instruct the Depositary, if we reasonably do not know of any substantial opposition to such agenda item and the matter is not materially adverse to the interests of our shareholders, to treat the holder as giving a discretionary proxy to a person designated by us as to that matter.

Shareholder Proposals and Position Statements

In accordance with the Companies Law, (i) position statements with respect to any of the proposals at the Meeting must be delivered to Itamar Medical no later than ten days prior to the date of the Meeting; and (ii) eligible shareholders, holding at least one percent of our outstanding ordinary shares, may present proper proposals for inclusion in the Meeting by submitting their proposals to us within seven days following the date hereof and, if we determine that a shareholder proposal is appropriate to be added to the agenda of the Meeting, we will publish a revised agenda in the manner set forth below.

If applicable, valid position statements and/or revise agenda will be published by way of issuing a press release and/or filing a Form 6-K with the SEC and the ISA.

RECORD DATE; QUORUM; VOTING RIGHTS

Only shareholders of record at the close of business on July 20, 2020, will be entitled to notice of, and to vote at, the Meeting and any adjournments or postponements thereof. As of July 1, 2020, we had 423,436,809 issued and outstanding ordinary shares.

The quorum required at the Meeting consists of at least two shareholders present in person or represented by proxy, within half an hour from the time appointed for holding the meeting, who hold or represent, in the aggregate, at least 33 and 1/3% of the total voting rights in the Company.  If the Meeting is adjourned for lack of a quorum, it will be adjourned to the same day in the following week at the same time and place (i.e., it will be adjourned to Wednesday, August 26, 2020, at 3:00 p.m. (Israel time), unless another time or place is determined by our Board of Directors in a notice to our shareholders. If, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the adjourned meeting, any two shareholders present in person or by proxy who hold or represent, in the aggregate, at least 10% of the outstanding share capital of the Company, shall constitute a quorum.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS & MANAGEMENT

For information regarding (i) the beneficial ownership by all shareholders who, to our knowledge, own beneficially more than 5% of our ordinary shares, and (ii) the number of our ordinary shares beneficially owned by each of our directors and executive officers and our directors and executive officers as a group, see Item 7A of our Annual Report.

CAUTIONARY NOTE REGARDING

FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this Proxy Statement, the statements contained herein are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995, as amended, and other federal securities laws with respect to our business, financial condition and results of operations. We urge you to consider that statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate,” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements reflect our current view with respect to future events and financial results.

We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, including revenues from agreements we signed, expansion of our operations, development and release of new products, performance, levels of activity, our achievements, or industry results, to be materially different from any future results, plans to expand our operations, plans to develop and release new products, performance, levels of activity, or our achievements, or industry results, expressed or implied by such forward-looking statements. The forward-looking statements contained in this Proxy Statement are subject to risks and uncertainties, including those discussed under Item 3.D “Risk Factors” of our Annual Report and in our other filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.

ITEM 1

ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Background

Our directors, other than the external directors (see below), are elected at each annual meeting of shareholders. We are presenting five nominees for re-election as directors at the Meeting, all such nominees being current members of our Board of Directors. If elected, each of the nominees will hold office until the next annual general meeting, unless his office is vacated earlier pursuant to the provisions of our Articles of Association or applicable law.

Subject to the election of the proposed nominees in this Item 1, the size of our Board of Directors will be seven directors (including the two external directors), because, as previously disclosed, Mr. Martin Gerstel will be stepping down from his directorship and not be proposed for re-election at the Meeting, after completing over 23 years of service as a director for the Company.

Consistent with Nasdaq Marketplace Rules, or the Nasdaq rules, these nominees were approved by a majority of our independent directors, within the meaning of applicable Nasdaq rules. Our Board of Directors has determined that each of the nominees is independent within the meaning of applicable Nasdaq rules. Our Board of Directors has also determined, following confirmation of our Audit Committee, to classify Mr. Ilan Biran as an “independent director” within the meaning of the Companies Law.

The nominees, their present principal occupation or employment, the year in which each first became a director of Itamar Medical and a brief biography are set forth below. For details about beneficial ownership of our shares held by any of these nominees, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.” Such information is based upon the records of the Company and information furnished to it by the nominees.

If reelected, the nominees shall be eligible for the compensation (including indemnity and insurance) described below under the caption “Executive Compensation” as well as Item 2 of this Proxy Statement (with compensation payable in connection with the tenure of Mr. Sami Totah and Mr. Jonathan Kolber being payable to Viola Growth Management Fund 2 Ltd. (“Viola 2”)).

Name	Age	Director Since	Position with the Company
Giora Yaron, PhD	72	1997	Chairman of the Board of Directors

Ilan Biran (1) (2)	74	2013	Director

Jonathan Kolber	58	2015	Director

Sami Totah	63	2015	Director

Christopher M. Cleary	60	2017	Director

(1)	Member of our Compensation Committee of the Board of Directors.

(2)	Member of our Audit Committee of the Board of Directors.

Giora Yaron, PhD, is one of the co-founders of our Company and has served as Chairman of our Board of Directors since 2016. Between 1997 and 2016, Dr. Yaron served as Co-Chairman of our Board of Directors. Dr. Yaron also serves as a member of the Board of Directors of Amdocs Limited (Nasdaq: DOX), on the Board of Directors of Excelero (ExpressIO), a provider of ultra-fast block storage solutions and as the Chairman of the Board of Directors of Equalum, a provider of a real-time Data Beaming for Big Data Analytics. Dr. Yaron co-founded several privately-held technology companies, sold to multinational corporations, including, P-cube, Pentacom, Qumranet, Exanet, Comsys and Hyperwise Security. Dr. Yaron continues to invest in technology companies and most recently invested in Vulcan Security, Salto and Apolicy. From 2010 until December 2018, Dr. Yaron served as Chairman of the Executive Council of the Tel Aviv University. He also served as Chairman of Ramot, the Tel Aviv University technology transfer company from 2010 until 2015. In 2009, Dr. Yaron also co-founded Qwilt, Inc., a privately-held video technology provider and serves on its Board of Directors. Between 1996 and 2006, Dr. Yaron served as a member of the Board of Directors of Mercury Interactive, a publicly-traded IT optimization software provider, acquired by Hewlett-Packard, including as its Chairman of the Board of Directors between 2004 and 2006. Between 1992 and 1995, Dr. Yaron served as President of Indigo NV. Prior to joining Indigo, Dr. Yaron served as Corporate Vice President of National Semiconductor. Dr. Yaron has previously served on the advisory board of Rafael Advanced Defense Systems, Ltd., a developer of high-tech defense systems, and on the advisory board of the Israeli Ministry of Defense. Dr. Yaron holds a PhD in device physics, and a Bachelor’s degree in physics and mathematics from the Hebrew University of Jerusalem.

Ilan Biran has served as a director on our Board of Directors since 2013. Mr. Biran has previously served as Bezeq’s Chief Executive Officer. Mr. Biran serves as a director of Kinneret College on the Sea of Galilee (R.A.) and as a director of CAL – Israel Credits Cards Ltd. Mr. Biran has previously served as the Chairman of the Board of Directors of Rafael — Advanced Defense Systems Ltd. between 2007 and 2013 and as a member of the Board of Directors of Israel Discount Bank Ltd. between 2008 and 2017. Mr. Biran served in the Israel Defense Forces for 32 years, most notably as the former General Director of the Ministry of Defense, and in various staff and command positions, including commanding general, central command, head of the technology and logistics branch, and head of the operations division at the general staff. Mr. Biran has received an honorary degree of PhD from the Technion Israel Institute of Technology in 2013. Mr. Biran holds an Associate Diploma in Strategy and Political Economic Research from Georgetown University and the United States Marine Corps Command and Staff College. Mr. Biran also holds a B.A. in Economics and Business Administration from the Bar Ilan University.

Jonathan Kolber has served as a director on our Board of Directors since 2015. Mr. Kolber is a Partner and Senior Advisor at Viola Growth, a technology buyout and growth capital fund that is an affiliate of the Viola Group. In addition, he is an investor in numerous Israeli technology companies, including Fiverr, Eyeclick, ViTrainer, REAL and MoonActive. Mr. Kolber also serves as Chairman of the Board of Directors of ION Asset Management Ltd., an Israeli hedge fund and Chairman of the Board of Directors of Panaxia Pharmaceutical Industries Ltd. Mr. Kolber founded and managed Claridge Israel, together with the Canadian Bronfman family, from 1986 to 1997. Between 1998 and 2006, Mr. Kolber served as the Chief Executive Officer of Koor Industries, one of Israel’s then largest conglomerates, with investments in the agrochemical, telecommunications and defense industries, which was sold in 2006 to the IDB Group. Between 1997 and 2007, he also served on the Board of Directors of ECI Telecom Ltd., and as Chairman thereof between 1999 and 2002. Mr. Kolber currently serves as a member of the board of directors of several companies, including Fiverr International Ltd., Optimax Ltd. and Kidbox Ltd. and during his career has served as chairman of the board of directors, chief executive officer or director in over 60 public and private companies in Israel and North America. He holds a Bachelor’s degree in Near Eastern Language and Literature from Harvard University and a Certificate of Advanced Arabic Language from the American University of Cairo.

Sami Totah has served as a director on our Board of Directors since 2015. Mr. Totah is a partner of Viola Growth, a technology buyout and growth capital fund that is an affiliate of the Viola Group. Mr. Totah has served as chairman of the board of directors of several Israeli start-up companies since 2003, including Pilat Media, Sheer Networks, Red Bend, and Flash Networks. Between 1984 and 2002, Mr. Totah served in various positions at Amdocs, including the position of Chief Operating Officer. Mr. Totah is a practical software engineer and participated in professional courses over the years, including courses of the Executive M.B.A. program of the Hebrew University of Jerusalem Business School.

Christopher M. Cleary has served as a director on our Board of Directors since 2017. Since 2014, Mr. Cleary has served as the Vice President of Corporate Development for Medtronic plc. Prior to 2014, Mr. Cleary was the CEO for Alesia Capital Services LLC, providing advisory and financial analysis services to Fortune 500 companies, including Medtronic. Prior to that Mr. Cleary served in a multitude of managerial roles at GE Capital. Mr. Cleary holds a B.A. from Colorado College.

We are not aware of any reason why any of the nominees, if elected, would be unable or unwilling to serve as a director. In the event such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. Except to the extent described herein, we do not have any understanding or agreement with respect to the future election of any of the nominees named.

The Proposed Resolutions

It is proposed that at the Meeting, the following resolutions be adopted (with respect to each nominee):

“RESOLVED, that Dr. Giora Yaron be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

“RESOLVED, that Mr. Ilan Biran be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

“RESOLVED, that Mr. Jonathan Kolber be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

“RESOLVED, that Mr. Sami Totah be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

“RESOLVED, that Mr. Christopher M. Cleary be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy, and voting on the matter, is required for the approval of the election of each nominee.

The Board recommends a vote FOR the approval of each of the proposed nominees.

External Directors Continuing in Office

Ms. Yaffa Krindel Sieradzki and Ms. Zipora (Tzipi) Ozer-Armon, who were reelected as external directors in May 2019 for a three-year term, continue to serve the Company as external directors. A brief biography of each of these directors follows.

Yaffa Krindel Sieradzki, 66, has served as an external director on our Board of Directors since 2016. Ms. Krindel also serves as a director of Sol-Gel Technologies Ltd. (Nasdaq: SLGL), a pharmaceutical company, BGN Technologies Ltd., the technology transfer company of Ben Gurion University, and two medical device start-up companies and has served on the boards of directors of numerous companies publicly traded on Nasdaq. Between 1997 and 2007, Ms. Krindel served as Partner and Managing Partner of Star Ventures, a private venture capital fund headquartered in Munich, Germany. Between 1993 and 1997, Ms. Krindel served as CFO and later as director of BreezeCOM Ltd., an Israeli telecommunications company, which was traded on Nasdaq and the TASE. Between 1992 and 1996, Ms. Krindel served as CFO and VP Finance of Lannet Data Communications Ltd., an Israeli telecommunications company, publicly traded on Nasdaq which is now part of Avaya Inc. Ms. Krindel also served on the board of directors of Fundtech Ltd., which was traded on Nasdaq until its acquisition by GTCR, Voltaire Ltd. until its acquisition by Mellanox Technologies Ltd. and Syneron Medical until its acquisition by Apax. Ms. Krindel holds an M.B.A. degree from the Tel Aviv University and a B.A. in Economics and Japanese Studies from the Hebrew University of Jerusalem.

Zipora (Tzipi) Ozer-Armon, 55, has served as an external director on our Board of Directors since 2016. She is the Chief Executive Officer of Lumenis Ltd. since 2012. Before joining Lumenis, Ms. Ozer-Armon headed the Japanese market activities of Teva Pharmaceutical Industries Ltd. and served as Senior Vice President of Sales and Marketing at SanDisk. Previously, she also served as VP & General Manager at MSystems. Ms. Ozer-Armon is a director at ICI Ltd., Rambam MedTech, Israel’s National Technological Innovation Authority’s Commission and Tel Aviv University. Ms. Ozer-Armon holds a BA in Economics and an MBA majoring in Finance and Marketing from Tel Aviv University and she is an AMP graduate of the Harvard Business School.

Executive Compensation

Aggregate Executive Compensation

Our objective is to attract, motivate and retain highly skilled personnel who will assist Itamar Medical to reach its business objectives, performance and the creation of shareholder value and otherwise contribute to its long-term success. Our Compensation Policy was designed to correlate executive compensation with Itamar Medical’s objectives and goals and otherwise embrace a performance culture that is based on merit, and differentiates and rewards excellent performance in the long term.

For additional information about the aggregate compensation payable to our directors and executive officers, see Item 6B of our Annual Report under “Aggregate Executive Compensation”, which is incorporated herein by reference.

Individual Compensation of Covered Executives

For information about the compensation payable to our five most highly compensated “office holders” during or with respect to the year ended December 31, 2019, see Item 6B of our Annual Report under “Aggregate Executive Compensation”, which is incorporated herein by reference, as well as Item 3 below.

Non-Employee Directors Remuneration

All of our directors are entitled to reimbursement of expenses. In addition, other than Mr. Cleary (who is entitled only to reimbursement of expenses), our non-employee directors, including external directors, receive the following compensation:

•	Dr. Yaron, the chairman of our Board of Directors, is entitled, pursuant to the consultancy agreement we entered into with a company wholly owned by Dr. Yaron in May 2001 (as amended), to a monthly payment of $6,250, plus VAT. Under the agreement, Dr. Yaron is required to provide us with consulting services, including service as a chairman of our Board of Directors, on a part-time basis of 40% of the work week.

•	Mr. Biran, Ms. Krindel Sieradzki and Ms. Ozer-Armon are each currently entitled to an annual fee of NIS 49,605 (equivalent to approximately $14,362) and attendance fees of NIS 3,320 (equivalent to approximately $961) per meeting attended, linked to the Israeli CPI. See also Item 2 below.

•	Mr. Gerstel (who, as described above, is not nominated for re-election at the Meeting) and Messrs. Kolber and Totah are each currently entitled (in the case of Messrs. Kolber and Totah, by payment to Viola 2), to an annual fee of NIS 37,265 (equivalent to approximately $10,789) and attendance fees of NIS 2,475 (equivalent to approximately $721) per meeting attended, linked to the Israeli CPI. See also Item 2 below.

Consistent with the Compensation Policy and as further approved by our shareholders, we also grant 110,000 service options to each of our non-employee directors for each year of service (or, in the case of external directors, 330,000 service options to each of our two external directors which are divided into three equal portions). For additional details regarding the stock options granted to non-employee directors, see Item 6B of our Annual Report under “Non-Employee Directors Remuneration” and Note 16 to our audited consolidated financial statements included in our Annual Report.

Other than the foregoing fees, reimbursement for expenses and the award of stock options, we do not compensate our directors for serving on our Board of Directors.

Indemnification and Insurance

We have entered into agreements with each of our current directors and executive officers to indemnify them to the fullest extent permitted by law, subject to limited exceptions. The maximum aggregate amount of indemnification that we may pay to our directors and executive officers based on such indemnification agreements is, generally, NIS 15.0 million (equivalent to approximately $4.2 million) (linked to the Israeli CPI) for all office holders.

We also currently maintain directors’ and officers’ liability insurance with an aggregate coverage limit of $25 million, with a Side A coverage of an additional $5 million, for an annual premium of approximately $890,000.

ITEM 2

COMPENSATION TO NON-EMPLOYEE DIRECTORS

(Item 2 on the Proxy Card)

Background

Under the Companies Law, the terms of compensation, including the payment of annual and participation fees, of a director of a company incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as Itamar Medical, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, including those specified in the Israeli Companies Regulations (Rules Regarding Compensation and Expenses to an External Director) – 2000 (the “Compensation Regulations”), the shareholders.

As more fully described under "Executive Compensation" above, each of Mr. Biran, Ms. Krindel Sieradzki and Ms. Ozer-Armon, all of whom were designated by our Board of Directors as “expert external directors” by virtue of their “accounting and financial expertise” (as such terms are defined in the Compensation Regulations), is currently entitled to an annual fee of NIS 49,605 (equivalent to approximately $14,362) and attendance fees of NIS 3,320 (equivalent to approximately $961) per meeting attended, linked to the Israeli CPI. Each of the other non-employee directors, other than Dr. Yaron and Mr. Cleary, is currently entitled to an annual fee of NIS 37,265 (equivalent to approximately $10,789) and attendance fees of NIS 2,490 (equivalent to approximately $721) per meeting attended, linked to the Israeli CPI.

These fees generally reflect, and are tied to, the maximum fees payable to external directors of Israeli companies whose shareholders’ equity is in Tier A of the Compensation Regulations – i.e., a shareholders’ equity of less than approximately NIS 43.5 million (equivalent to approximately $12.6 million).

Proposed Modification

Our Compensation Committee and Board of Directors have determined to increase the cash compensation payable to our non-employee directors as follows:

•	Mr. Biran, Ms. Krindel Sieradzki and Ms. Ozer-Armon, as well as any other non-employee director who may serve from time to time and be designated by our Board of Directors as an “expert external director” (as defined in the Compensation Regulations and, for the sake of clarity, whether an external director or not) (together, the “Finance Directors”), will each be entitled to the maximum annual and participation fees set forth in the Compensation Regulations (for expert external directors) pursuant to the shareholders’ equity of the Company (as may be increased or decreased from time to time). Given that our shareholders’ equity as of December 31, 2019 was approximately $16.7 million (Tier B in the Compensation Regulations), this currently means an annual fee of NIS 63,944 (equivalent to approximately $18,513) and attendance fees of NIS 3,320 (equivalent to approximately $961) per meeting attended, linked to the Israeli CPI.

•	Our other non-employee directors, namely, Messrs. Kolber and Totah, as well as any other non-employee director who may serve from time to time (together, the “Non-Finance Directors”), will each be entitled (in the case of Messrs. Kolber and Totah, by payment to Viola 2) to the maximum annual and participation fees set forth in the Compensation Regulations pursuant to the shareholders’ equity of the Company (as may be increased or decreased from time to time). Given that our shareholders’ equity as of December 31, 2019 was approximately $16.7 million (Tier B in the Compensation Regulations), this currently means an annual fee of NIS 47,958 (equivalent to approximately $13,885) and attendance fees of NIS 2,490 (equivalent to approximately $721) per meeting attended, linked to the Israeli CPI.

•	Such fees shall be updated annually to reflect linkage to CPI as well as any increase or decrease in our shareholders’ equity pursuant to, and be paid in the timing and manner of payment set forth in, the Compensation Regulations.

•	For the sake of clarity, the aforesaid proposed modification in fees will not apply to Dr. Yaron, the Chairman of our Board of Directors, Mr. Cleary and any other director who may serve from time to time and is not an “other director” (as such term is defined in the Compensation Regulations).

In approving the proposed changes to the non-employee directors’ compensation, our Compensation Committee and Board of Directors considered various factors, including the following:

✓	The importance and contribution of the non-employee directors to the Company.

✓	The effective freeze on the compensation payable to such non-employee directors, which has not changed since the annual meeting we held in May 2016 (other than Israeli CPI linkage).

✓	The increase of the shareholders’ equity of the Company, from approximately $17.0 million as of December 31, 2015 to approximately $51.6 million as of March 31, 2020. Aside from demonstrating the improvement in our financial position, according to the Compensation Regulations, an increase in the shareholders’ equity generally allows the payment of increased fees.

✓	The proposed fees are not the maximum fees payable under applicable regulations. In particular, under the Companies Regulations (reliefs to public companies whose securities are traded outside of Israel) – 2000, the maximum fees we, as an Israeli company whose securities are traded on Nasdaq, may pay to external directors – annual fees of NIS 135,646 (equivalent to approximately $39,272) and participation fees of NIS 4,076 (equivalent to approximately $1,180) - are higher than those we propose to pay under the Compensation Regulations.

✓	Equal treatment to external directors. In line with the proportionate compensation of our external directors pursuant to the Compensation Regulations, the update to the compensation payable to the Company’s non-employee directors (excluding Dr. Yaron and Mr. Cleary) will also apply to the external directors.

✓	The fees payable to the Finance Directors are 33.33% higher than the Non-Finance Director, which is consistent with the Compensation Regulations and otherwise reflects the fact that such directors take additional roles, such as serving as members of our Audit Committee.

✓	Our Compensation Policy and other elements of compensation payable to such non-employee directors, including equity-based compensation.

The Proposed Resolutions

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that the proposed modifications of the cash compensation payable to non-employee directors, as described in Item 2 of the Company's Proxy Statement for the 2020 Annual General Meeting, be, and the same hereby is, approved.”

Required Vote

Under the Companies Law, approval of this matter requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

The Board recommends a vote FOR approval of the foregoing proposed resolution

 ITEM 3

MODIFICATION TO THE BONUS PLAN OF OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER

(Item 3 on the Proxy Card)

Background

Under the Companies Law, the terms of compensation, including the grant of cash bonuses, of a chief executive officer of a company incorporated under the laws of Israel whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, such as Itamar Medical, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders.

Gilad Glick has served as our President and Chief Executive Officer since July 2013. Mr. Glick also serves as a director and as acting president of our U.S. Subsidiary, Itamar Medical Inc.

In May 2018, our shareholders approved the annual bonus plan of Mr. Glick for the years 2018 – 2022, whereby, in each of those years, we may pay him a bonus of up to 7.7 monthly salaries subject to meeting revenue targets, to be determined annually by our Compensation Committee and Board of Directors. However, under our current Compensation Policy, which was recently approved by our shareholders in March 2020, we are permitted to provide to our President and Chief Executive Officer a total annual bonus of up to twelve (12) monthly salaries and, in addition, a discretionary bonus of up to three (3) monthly salaries.

Proposed Modification

Our Compensation Committee and Board of Directors have determined to update and supplement the cash bonus plan payable to Mr. Glick for the next three years (2020, 2021 and 2022) as follows:

•	Mr. Glick will continue to be eligible for an annual bonus of up to 7.7 monthly salaries, subject to meeting revenues targets determined annually (no later than March 31st of each year) by our Compensation Committee and Board of Directors, as previously approved by our shareholders in May 2018 (the “Revenue-Based Annual Bonus”).

•	Consistent with our Compensation Policy, Mr. Glick will be eligible for an annual bonus of between 4.3 and 9.5 monthly salaries, subject to meeting certain Personal Targets in line with Section 5 of our Compensation Policy, which shall be determined annually (no later than March 31st of each year) by our Compensation Committee and Board of Directors (the “KPI-Based Annual Bonus”); provided that the total annual bonus, comprised of the Revenue-Based Annual Bonus and the KPI-Based Annual Bonus, shall not exceed twelve (12) months’ salaries in the aggregate (the “Total Annual Bonus”). In addition, up to 20% of the Total Annual Bonus may be granted based on a performance evaluation of Mr. Glick by our Board of Directors, following recommendation and approval of the Compensation Committee. In this respect, it should be noted that:

o	The Personal Targets, which shall be determined annually by our Compensation Committee and Board of Directors, must consist of one or more of the criteria targets listed in Section 5 of our Compensation Policy and shall be determined in line with our President and Chief Executive Officer’s position and his respective responsibilities and targets, as well as our work plan for the applicable fiscal year. This means that such Personal Targets for each of the years 2020 through 2022, shall include, one or more of the following types of criteria targets: development of strategic plans; cash management; development of distribution channels, including entering into new distribution channels to accelerate growth; geographical expansion; sales growth (to be determined as part of our annual budget); and enhancement of quality, healthcare and regulatory compliance programs.

o	By way of example, our Compensation Committee and Board of Directors determined that the Personal Targets for the KPI-Based Annual Bonus for the fiscal year 2020 shall include the following criteria targets:

▪	Development of strategic plans;

▪	Cash management;

▪	Development of distribution channels;

▪	Geographical expansion;

▪	Sales growth; and

▪	Enhancement of quality, healthcare, and regulatory compliance programs.

•	Consistent with our Compensation Policy, Mr. Glick will also be eligible for a special (discretionary) bonus of up to three (3) monthly salaries, subject to annual approval of our Board of Directors, following recommendation and approval of the Compensation Committee (the “Special Bonus”).

In approving this proposed modification to the cash bonus plan, our Compensation Committee and Board of Directors considered various factors, including the following:

✓	The Importance of Mr. Glick’s Services to the Company. This element is demonstrated by Mr. Glick playing a key role in most aspects of our operations, starting from formulating our strategic vision, building a strong management and sales teams, and leading our strategic and financing activities.

✓	The Contribution of Mr. Glick to Our Business and Success. Mr. Glick has contributed to our success, including by leading the Company's listing to Nasdaq and the recent $40 million public offering completed in February 2020, promoting various business development and research and development initiatives outlined by our Board of Directors and otherwise driving the Company's growth. The bonus plan is designed to further incentivize him to contribute to our success.

✓	Alignment of Interests. The bonus plan enhances the alignment of the interests of the Company’s President and Chief Executive Officer with those of the Company’s shareholders. In particular, in order to incentivize him to drive the Company’s growth in the long-term, the KPI-Based Annual Bonus introduces new performance-based targets in line with the Company’s growth and strategic plans in addition to the revenue targets already part of the Revenue-Based Annual Bonus. The Special Bonus provides our Compensation Committee and Board of Directors an additional incentive tool that is more tailored to special circumstances or special achievements and contributions that are not necessarily foreseen at the commencement of the year.

✓	Our Compensation Policy. Our Compensation Committee and Board of Directors considered our Compensation Policy and other elements of compensation payable to Mr. Glick as well as factors set forth in the Companies Law.

The Proposed Resolutions

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that the proposed modification to our President and Chief Executive Officer’s bonus plan, as described in Item 3 of the Company's Proxy Statement for the 2020 Annual General Meeting, be, and the same hereby is, approved.”

Required Vote

Under the Companies Law, approval of this matter requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter provided that, either (i) the shares voted in favor of such resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Israeli Companies Law), or (ii) that the total number of shares voted by the disinterested shareholders described in clause (i) against such resolutions do not exceed two percent (2%) of the aggregate voting rights in the Company.

As of the date hereof, the Company has no controlling shareholder within the meaning of the Companies Law. However, Mr. Glick is deemed to have a personal interest in this matter.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder is a controlling shareholder or has such a personal interest in the proposed resolution.

While it is unlikely that any of the Company’s public shareholders has a personal interest on this matter, the enclosed proxy card includes a box you can mark to confirm that you are not a controlling shareholder and do not have a personal interest in this matter. If you do not mark this box, your vote will not be counted. If you are unable to make this confirmation, please contact the Company's General Counsel and Company Secretary, at +972-4-617700 for instructions on how to vote your ordinary shares represented by your ADSs and indicate that you are a controlling shareholder or have a personal interest or, if you hold your ADSs in "street name," you may also contact the representative managing your account, who would then contact us on your behalf. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they are a controlling shareholder or have a personal interest on the form of voting card that we have filed via MAGNA (if voting manually) or on the electronic voting form (if voting electronically via MAGNA).

The Board recommends a vote FOR approval of the foregoing proposed resolution

ITEM 4

REAPPOINTMENT OF INDEPENDENT AUDITORS

(Item 4 on the Proxy Card)

Background

Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International (“KPMG”) served as our auditors since 1997.

At the Meeting, our shareholders will be asked to approve the re-appointment of KPMG as our independent auditors for the year ending December 31, 2020 and until immediately following the next annual general meeting of shareholders, pursuant to the recommendation of our Audit Committee and Board of Directors.

KPMG has no relationship with us or with any of our affiliates except as auditors and, to a limited extent, as tax consultants and providers of some other audit related services. Our Audit Committee and Board of Directors believe that the independence of KPMG is not affected by such limited non-audit function and that, as a result of their familiarity with our operations and their reputation in the auditing field, they have the necessary personnel and professional qualifications to act as our auditors. At the Meeting, our shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the compensation of our independent auditors.

For information with respect to the aggregate fees for professional audit services and other services rendered by KPMG in 2019, see Item 16C of our Annual Report.

The Proposed Resolutions

It is proposed that at the Meeting, the following resolutions be adopted:

“RESOLVED, that the reappointment of KPMG as independent auditors of the Company for the year ending December 31, 2020 and until immediately following the next annual general meeting of shareholders be, and it hereby is, approved, and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee of the Board the authority to fix the remuneration of said independent auditors in accordance with the volume and nature of their services.”

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy (or, with regards only to ordinary shares held in TASE, by electronic voting), and voting on the matter, is required for the approval of the proposed resolution.

The Board recommends a vote FOR approval of the foregoing proposed resolution.

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

At the Meeting, our audited Consolidated Financial Statements for the fiscal year ended December 31, 2019 will be presented for discussion, as required by the Companies Law.

The said Consolidated Financial Statements as well as our Annual Report may be obtained for free from the SEC's website at www.sec.gov, the MAGNA distribution site of the ISA at www.magna.isa.gov.il, our website at www.itamar-medical.com or by directing the request to our corporate secretary. Any shareholder may also receive a copy of the said Annual Report, without charge, upon written request to the Company (attention: Noa Farkas Gluck, Adv., General Counsel and Company Secretary). None of the Consolidated Financial Statements, our Annual Report and the contents of our website forms part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

OTHER MATTERS

The Board of Directors currently knows of no other business to be transacted at the Meeting, other than as set forth in the Notice of 2020 Annual Meeting of Shareholders; but, if any other matter is properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

/s/ Dr. Giora Yaron
Dr. Giora Yaron
Chairman of the Board of Directors

Date: July 15, 2020